Exhibit 99.1

Annual Report

(Based on Consolidated Financial Statements)
(For the period from January 1, 2004 through December 31, 2004)

To: The Financial Supervisory Commission of Korea

Pursuant to Article 186-2 of the Securities and Exchange Act of Korea, hanarotelecom incorporated (“the Company” or “hanarotelecom”) is submitting this report.

April 28, 2005

Representative Director & CEO :	Dr. Yoon Chang-bun
Head Office :	43, Taepyeongno 2-ga, Jung-gu
Seoul, Korea 100-733
(Tel.) 82-2-6266-5500
Person in Charge :	Ms Janice Lee, Chief Financial Officer
(Tel.) 82-2-6266-2300

     On April 28, 2005, hanarotelecom incorporated (“the Company” or “hanarotelecom”) filed an annual report with the Company’s consolidated financial statements (the “Report”) with the Financial Supervisory Commission of the Republic of Korea (“Korea”) pursuant to the Securities and Exchange Act of Korea. This is an English summary of the Report. Non-material or previously disclosed information may have been omitted or abridged.

     The audited annual financial statements included in the Report were prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP, on a non-consolidated basis. The accounts of the financial statements or figures in the Report are expressed in Korean won (“KRW” or “Won”).

Cautionary Statement Concerning Forward-Looking Statements

     The Report contains ‘‘forward-looking statements’’ that are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves. The Company relies on this safe harbor in making forward-looking statements.

     In many cases, but not all cases, forward-looking statements can be identified by the use of forward-looking terminology such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘project,’’ ‘‘should,’’ and similar expressions. Those statements include, among other things, a the discussions of the Company’s business strategies, expectations concerning its market position and growth opportunities, future operations, margins, profitability, liquidity and capital resources, as well as statements concerning expansion of its network coverage, increases in the number of subscribers to its services, the consummation and benefits of the proposed acquisition of Korea Thrunet Co., Ltd., and the regulatory environment in which the Company operates.

     Forward-looking statements are subject to various risks and uncertainties. The Company cautions you that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which its forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions could be incorrect. Important factors that could cause actual results to differ materially from estimates or forecasts contained in forward-looking statements include, among others, the ability to implement the Company’s business and growth strategies, the ability to integrate businesses and products lines, that the Company recently acquired or intends to acquire, in a manner that achieves the expected results, requirements imposed by regulatory authorities, competitive factors in the Korean telecommunications industry, risks associated with debt service requirements, degree of financial leverage and other risks identified from time to time in the Company’s filings with the SEC.

     In light of these and other uncertainties, you should not conclude that the Company will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. The Company does not intend to update these forward-looking statements. The Company is under no obligation, and disclaims any obligation, to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

Table of Contents

III.  Financial Information

IV.  Opinion of Independent Auditors

Exhibit 99.2	Independent Auditors’ Report
(Consolidated Financial Statements)

III.  Financial Information

For more information, please refer Exhibit 99.2 Independent Auditors’ Report (Consolidated Financial Statements).

1. Summarized Consolidated Financial Statements

(Unit: KRW million)

Description	2004	2003	2002	2001	2000

[Current Asset]	624,798	679,237	749,559	734,077	709,140

Quick assets	622,934	677,942	738,678	719,387	677,769

Inventories	1,864	1,295	10,881	14,691	31,371

[Non-current Asset]	2,560,452	2,707,311	3,355,226	3,370,188	2,642,106

Investment Securities	131,342	104,909	198,730	222,657	166,927

Property and Equipment	2,372,845	2,550,921	3,134,314	3,146,589	2,438,865

Intangible Asset	56,265	51,481	22,182	943	36,315

Total Assets	3,185,250	3,386,548	4,104,785	4,104,265	3,351,246

[Current Liabilities]	715,327	796,850	1,605,367	1,038,013	749,628

[Non-current Liabilities]	691,133	831,795	983,920	1,497,860	934,539

Total Liabilities	1,406,460	1,628,645	2,589,287	2,535,873	1,684,168

Minority Interest	3,215	599	145,477	147,098	1,457

[Paid-in Capital]	2,310,676	2,310,676	1,396,613	1,320,000	1,320,000

[Capital in excess of par value]	341,033	332,220	689,758	689,431	689,175

[Retained Earning]	(859,975)	(871,614)	(710,804)	(590,365)	(343,539)

[Capital Adjustment]	(16,159)	(13,978)	(5,546)	2,227	(15)

Total Shareholders’ Equity	1,778,790	1,757,903	1,515,498	1,568,392	1,667,078

Revenue	1,449,569	1,383,486	1,417,854	830,720	342,804

Operating Profit	113,930	70,694	21,428	(170,614)	(304,611)

Ordinary Profit	13,848	(160,912)	(127,678)	(248,808)	(307,087)

Net Income	13,353	(161,214)	(128,761)	(248,843)	(307,144)

Net Income (consolidated)	13,046	(161,299)	(125,025)	(245,902)	(305,170)

No. Consolidated Subsidiaries	6	5	7	10	8

IV.  Opinion of Independent Auditors

1. Opinion of Independent Auditors

For more information, please refer Exhibit 99.2 Independent Auditors’ Report (Consolidated Financial Statements).